Exhibit 1.01

Tata Motors Limited

Conflict Minerals Report for the year ended December 31, 2022

This Conflict Minerals Report (“CMR”) of Tata Motors Limited (“TML”, “we”, “us” or “our”) for the year ended December 31, 2022, is presented to comply with Rule 13p-1 (“Rule 13p-1”) of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined herein have the meanings set forth in our Specialized Disclosure Report on Form SD for the year ended December 31, 2022 (“SD Report”). Except as otherwise expressly indicated, this CMR includes information pertaining to the manufacturing activities of TML in India (“TML”) and those of its significant vehicle manufacturing subsidiaries: Jaguar Land Rover Automotive plc (“JLR”), Tata Daewoo Commercial Vehicles Company Limited (“TDCV”) and Tata Motors Passenger Vehicles Limited (“TMPVL”). JLR, TDCV and TMPVL are hereinafter collectively referred to as the “subsidiaries”.

Section 1: Products Overview

For the 2022 reporting year TML manufactured and sold a range of automobiles and automotive products in the following segments:

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Passenger;
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Utility;
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Light Commercial;
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Medium Commercial; and
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Heavy Commercial.

TML’s automotive vehicles and products are manufactured using a variety of materials and components. Based on an internal assessment, TML has determined that certain conflict minerals, which are defined in Form SD to include cassiterite, columbite-tantalite, gold, wolframite and their derivatives (tin, tantalum and tungsten) (“3TG Minerals”), may be necessary to the functionality or production of the components contained in products manufactured or contracted to be manufactured by TML – for example, electronics, chassis, powertrains, HVAC systems and trims.

Section 2: Supply Chain Overview

For the 2022 reporting year, TML, JLR, TDCV and TMPVL collectively had a network of over 1,500 suppliers, which supplied over 150,000 distinct components. TML does not directly purchase ore or unrefined 3TG Minerals from mines, and the mines producing minerals and the smelters who can provide relevant information regarding the source of 3TG Minerals are several tiers down in the supply chain from its direct suppliers. As a result, TML relies on its suppliers to provide information on the origin of the 3TG Minerals contained in components and materials supplied to TML, including with respect to sources of 3TG Minerals that are supplied initially to TML’s suppliers by sub-tier suppliers.

TML’s manufacturing operations comprised of:

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Five manufacturing units in India associated with operations of TML, which procured in excess of 50,000 different components from 802 direct suppliers during the year ended December 31, 2022, the majority of which are located in India;

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Five manufacturing units in the United Kingdom, one manufacturing unit each in Slovakia, Austria (Contract manufacturing location) and Brazil, one manufacturing unit which is a joint venture in China, one assembly plant in India associated with operations of JLR and a Battery Assembly Center in the UK, which procured in excess of 50,000 directly ordered parts from circa 500 core production suppliers (at supplier parent company level) during the year ended December 31, 2022; and

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One manufacturing unit in South Korea associated with operations of TDCV, which procured in excess of 20,000 components from 279 direct suppliers the majority of which are located in South Korea, during the year ended December 31, 2022.
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Two manufacturing units in India associated with operations of TMPVL, which procured in excess of 10,000 different components from 350 direct suppliers during the year ended December 31, 2022, the majority of which are located in India.

TML continues to educate its supplier base regarding the Conflict Minerals disclosure requirements through online portals (Supplier Relationship Management), vendor council meetings and communications by senior procurement executives. In accordance with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition 2016 and the related supplements on 3TG Minerals (the “OECD Due Diligence Guidance”), TML has adopted the following supply chain policy on Conflict Minerals (the “Conflict Minerals Policy”).

Tata Motors Limited Supply Chain Conflict Minerals Policy

Commitment to Sourcing Responsibly

TML is committed to promoting and supporting various laws that aim to prevent the use of minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), as contemplated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated thereunder (“Conflict Minerals”).

TML is committed to sourcing products and materials from companies that share its values around human rights, ethics and environmental responsibility. Consistent with the spirit of related laws, rules and regulations regarding responsible sourcing and Conflict Minerals, including those promulgated under U.S. law, TML is committed to sourcing minerals in a responsible manner.

Tata Motors Limited Supplier Expectations

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To ensure its commitment to support the objectives of the Dodd-Frank Act and other similar laws, TML requires its suppliers to comply with the Conflict Minerals reporting requirements and to engage in due diligence of their supply chains in accordance with an internationally recognized framework, such as the OECD Due Diligence Guidance.

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TML requires its suppliers to state whether the parts supplied to TML consist of 3TG Minerals (defined to include cassiterite, columbite - tantalite, gold, wolframite and their derivatives (tin, tantalum, tungsten and gold)) and to report the source of the 3TG Minerals included in their parts supplied to TML.

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To achieve the ultimate objective of sourcing minerals from conflict free zones, TML constantly encourages its suppliers to source minerals responsibly with certified conflict-free smelters, wherever possible, to increase TML’s level of confidence that the parts in its vehicles are sourced responsibly.

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Suppliers currently sourcing minerals with suspected links to the Covered Countries may continue to do so as long as they continue to exhibit substantial efforts to trace the exact origin of 3TG Minerals used in the components supplied to TML.

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TML is committed to elimination of procurement, as and when commercially practical, of products containing Conflict Minerals.

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TML will evaluate its willingness to continue its partnership with each supplier based on such supplier’s efforts to prevent the procurement of Conflict Minerals.

Suppliers and other external parties are encouraged to contact TML at ConflictMinerals@tatamotors.com, if they wish to seek guidance on this Conflict Minerals Policy or report concerns.

Section 3: Actively participating in industry collaboration for a cohesive, effective and synergic global responsible sourcing program

With the view to further step up TML’s efforts in line with the TML’s commitment for responsible sourcing, it started collaborating with other industry players by joining the Responsible Minerals Initiative (“RMI”), formerly known as Conflict-Free Sourcing Initiative (“CFSI”) (66 CFSI 22), in November 2016. Founded in 2008 by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative, the RMI has grown into one of the most utilized and respected resources for companies from a range of industries addressing conflict minerals issues in their supply chains represented by 350 global leading companies from seven diverse industries. In addition to other responsible sourcing initiatives, RMI conducts an independent, third-party audit that determines which smelters and refiners can be validated as “conflict-free,” in line with OECD Due Diligence Guidance. RMI also organizes an annual Conflict-Free Sourcing Initiative Workshop, which brings together hundreds of representatives from industry, government and civil society for updates, in-depth discussions and guidance on best practices on responsible mineral sourcing.

TML participates in annual conferences organized by RMI, and is also part of the following member forums to keep informed about developments in responsible sourcing:

1.
CFSI Market Acceptance team;
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Smelter Engagement team;
3.
CFSI Stakeholder’s call;
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Due Diligence team;
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Gold Sub team; and
6.
Conflict Minerals Reporting Template (“CMRT”) team.

TML believes its membership in RMI provides it with wider access to smelters around the world and allows it to leverage RMI’s smelter certification and verification activities.

Section 4: TML’s reasonable country of origin inquiry (“RCOI”) and due diligence for the year ended December 31, 2022

A.
TML Conflict Mineral Reporting Team

During the 2022 reporting year, TML’s Cross Functional Core Team (“CFCT”), which is comprised of selected experts from various divisions, including Purchasing & Supply Chain, Materials, Design and Legal along with the support teams from Sustainability, Finance, Information Technology and Internal Audit, devised an action plan for its Conflict Minerals Compliance Program (“CMCP”) for TML and coordinated with corresponding CFCTs of JLR, TDCV and TMPVL to conduct appropriate diligence, and to prepare and file the SD Report and CMR for 2022. The reporting structure reflects: (i) the unique line of products offered by the relevant subsidiaries and (ii) the use of different supply chains and procurement systems by each of the relevant subsidiaries.

B.
Actions to facilitate TML’s Conflict Mineral Compliance Program

TML performed its RCOI process with respect to manufacturing operations and suppliers of TML, TMPVL, JLR, and TDCV, which together represented substantially all of TML’s consolidated revenues for the fiscal year ended March 31, 2022. Each of TML, JLR, TDCV and TMPVL used the CMRT Questionnaire, a web-based survey tool developed by RMI for collecting responses from their respective supplier bases as part of their RCOI process. However, each of these entities followed independent procedures in reaching out to their respective supplier base as part of this exercise.

In addition to the RCOI process using the CMRT Questionnaire, each of TML, TMPVL, JLR and TDCV conducted further inquiries with respect to its suppliers in order to trace the precise source and chain of custody of the 3TG Minerals.

Each year, TML is determined to expand its visibility into its supply chain, with the goal of covering 100% of its supplier base and determining with certainty the origin of all the 3TG Minerals used in TML vehicles and products.

TML aims to structure its due diligence processes in accordance with the OECD Due Dilligence Guidance, which sets forth the following five steps for establishing a responsible supply chain: (i) establishing strong company management systems, (ii) identifying and assessing risks in the supply chain, (iii) designing and implementing a strategy to respond to identified risks, (iv) carrying out an independent third party audit of supply chain due diligence at identified points in the supply chain, and (v) reporting annually on supply chain due diligence.

Identify and Assess Risk in the Supply Chain

We have reviewed in-scope supplier CMRTs for:

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Completion of all required reporting elements

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Consistency between the expected 3TG Minerals reported as being intentionally added to the supplier’s products and the Minerals reported in the International Materials Database System (“IMDS”); and

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Presence of a smelter list that includes expected metals based on IMDS reporting

We compared our smelter list to the CMRT Smelter Reference List, and for those smelters that appear on both lists, we were able to determine their audit status using information published on the RMI (formerly CFSI) website. We have also developed a database to aid in the analysis of supplier report data and to create tailored corrective actions to aid suppliers in improving the quality of their reports. Furthermore, we have dedicated resources and a cross-functional team managing our conflict mineral compliance and responsible sourcing efforts.

The procedures followed by each entity are described below.

1.
TML India RCOI process

The operations department of TML’s Purchasing & Supply Chain division was designated with the responsibility of communicating with TML suppliers. For the 2022 reporting year, TML has distributed the CMRT Questionnaire to all its 802 suppliers (representing 100% of annual purchase value). For the 2022 reporting year, TML worked to expand its supplier outreach by targeting additional critical suppliers in order to fulfill its commitment toward the CMCP.

TML’s CFCT deployed a web-based survey tool for the purpose of collecting responses for the RCOI process using the CMRT Questionnaire, which allows for year-over-year aggregation analysis. In addition to directly contacting its supplier base, TML has implemented the process of identifying components within its products that are likely to contain 3TG Minerals and the corresponding suppliers supplying those components. Through this process, TML identified 157 potential suppliers of materials and components containing 3TG Minerals.

This list of 157 suppliers was compared to the responses of 795 suppliers received through the CMRT Questionnaire for the 2022 reporting year, which analysis identified discrepancies between the responses from 7 suppliers and TML’s internal data. In order to conduct further verification of the data, further queries were made of these potential 3TG Mineral Suppliers to conclusively determine whether they supply components containing 3TG Minerals and if such 3TG Minerals are sourced from conflict areas. As of the date of this CMR, TML verified the accuracy of the responses of 131 suppliers who acknowledged that they supply components containing 3TG Minerals, however, as described below, these responses do not in all cases provide sufficient clarity to trace the precise source and chain of custody of the 3TG Minerals.

RCOI Results

The RCOI data for TML cannot at this stage be attributed to a specific product or product-category level. The process of collecting and analyzing RCOI data is ongoing, and TML intends to pursue and refine this process going forward, with an increased focus on suppliers identified by TML as being likely suppliers of components containing 3TG Minerals. Of the 802 suppliers with 100% annual purchase value queried by TML, approximately 99% responded to the CMRT Questionnaire. Of the suppliers that have been queried, as of the date of this CMR:

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664 suppliers have responded that they do not supply components containing any 3TG Minerals; TML India is in the process of conducting further verification and analysis of the responses.

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131 suppliers have responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. TML is engaging in further verification of these responses and strategizing on further inquiries in order to obtain further information regarding the underlying supply chain.

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7 responses from suppliers remain pending.

Though TML has witnessed gradual progress in responsiveness of its suppliers there are still several of its suppliers who have as yet been unable or unwilling to respond. In order to address this, TML intends to specifically focus more on supplier awareness by preparing training modules and other informatory modules apprising them of the importance of this program and persuading them to participate by making complete disclosures. Apart from this, TML also plans to organize supplier meets, thus providing them a forum to address their views and concerns.

89 of the potential suppliers who supply 3TG Minerals have confirmed that they maintain a conflict minerals policy which is also available on their websites. They are actively engaging their supply chain to collect smelter information their feedback indicates to TML that they have better visibility than in the previous reporting year. 290 of the suppliers have also stated taking corrective action based on their supplier responses and due diligence. 131 suppliers have shared in their RCOI response that 238 smelters which are reported by their suppliers are certified by RMI.

While the RCOI and supply chain due diligence process is ongoing, as of the date of this CMR, none of TML’s suppliers have indicated that 3TG Minerals originating from any Covered Country have definitively been included in the components supplied to TML.

2.
JLR RCOI process and independent review

JLR used the CMRT Questionnaire to gather information from its suppliers. The CMRT Questionnaire was distributed to JLR’s production suppliers. Due to the extensive use of 3TG Minerals within the JLR supplied components as identified through the IMDS, JLR focused its supply chain enquiries at a supplier level rather than at a component level. Responses were cross-checked using the IMDS, through which JLR’s production suppliers are required to report all materials contained within components supplied to JLR. For 2022 CMRT, JLR requested suppliers within scope to upload their CMRTs through the Assent Compliance Manager (“ACM”). Furthermore, continuing on from last year , due to the methodology used by the ACM, the supplier numbers presented in this report are reported at a group/parent entity level for suppliers that have actively supplied parts to JLR during the reporting year.

RCOI results

The RCOI data for JLR was received at a supplier level and cannot be attributed to a specific product or product category level at this stage. For the reporting year 2022, JLR adopted an approach based on annual purchase value of the suppliers similar to that of TML and communicated with suppliers covering more 92% of its total annual purchase value for the fiscal year ended March 31, 2022. This included its suppliers with group sales to JLR of over £5 million (which is a consistent approach adopted for previous years). This year JLR has distributed the CMRT questionnaire to its suppliers to include those with a group-level spend over £5 million, as well as suppliers with sales to JLR under £5 million identified through IMDS Report as supplying products containing one or more 3TG Minerals along with aftermarket and special operations suppliers in conflict minerals scope. Responses were received from approximately 92% of the 319 suppliers who were invited by JLR to respond to the CMRT Questionnaire. Of the suppliers queried, as of the date of this CMR:

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93 confirmed that they do not supply components containing any 3TG Minerals. With respect to these 93 suppliers who have responded that they do not supply components containing any 3TG Minerals, JLR has reviewed those responses against IMDS. Where IMDS suggests that they may supply 3TG Minerals within their products JLR has requested them to provide updated information.

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199 responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. JLR intends to conduct further inquiries with respect to these suppliers based on their feedback. 235 smelters identified in the supplier responses appear on the Responsible Minerals Assurance Process List (the “RMAP List”).

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27 responses from suppliers remain pending as of the date of this CMR. With respect to these 27 responses, JLR intends to specifically focus more on supplier awareness by providing information materials apprising them about the importance of this program and persuading them to participate by making complete disclosures.

While the RCOI and supply chain due diligence process is ongoing as of the date of this CMR, none of JLR’s suppliers that have responded to the CMRT Questionnaire has indicated that any 3TG Minerals that originate from any Covered Country have been included in the products supplied to JLR.

Independent Review by Assent Inc. (“Assent”)

JLR engaged Assent to undertake an independent review (though not a formal audit) of all of CMRT responses to check the integrity, coherence and efficiency of the inquiry process adopted by JLR. For this review, Assent were provided with all of 292 (compared to 259 for the reporting year 2021) of the CMRT Questionnaire responses that JLR received in connection with the preparation of this CMR. Out of 292 supplier, 196 supplier declared use of at least one 3TG Mineral in manufacturing of the component supplied to JLR from their side. The conclusions from Assent’s review of the of CMRT Questionnaires for 2022 are summarized below:

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For 2022, 118 of the 199 (59%) JLR suppliers declaring use of at least one 3TG Mineral have achieved “good visibility” of their supply chain, in comparison with 118 of 173 (68%) JLR suppliers for 2022; “good visibility” is deemed to have been achieved if a supplier is able to obtain information from 75% or more of its supply chain, including the smelter name and location.

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175 of the 199 (88%) of the suppliers using one or more 3TG Minerals (compared to 148 of 173 (86%) in 2021) suppliers have implemented a Conflict Minerals policy. 167 of the 199 (84%) suppliers using one or more 3TG Minerals (compared to 164 of 173 (95%) in 2021) have conducted due diligence on the source of the 3TG Mineral.

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Out of the 292 suppliers that were assessed in 2022, 199 supplier CMRT submissions reported 3TG Minerals. Out of the 199 supplier CMRT submissions reporting 3TG Minerals, 134 (67%) provided a smelter list for tier 1 suppliers. Therefore 65 of the 199 did not provide a smelter list.

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Of the 199 suppliers assessed, 723 smelters were identified (excluding unknown smelters) on the CMRTs of which 235 smelters identified in supplier responses appear on the RMAP List. On average, the suppliers reported on 260 smelters each. One identified smelter does not appear on the RMAP List but is located in a Covered Country with 58 suppliers identifying this smelter within their supply chain.

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93 of 292 (32%) JLR suppliers declared in their CMRT Questionnaire responses that they did not supply JLR with products containing 3TG Minerals.

3.
TDCV RCOI processes and communication with 3TG Mineral Suppliers

For the 2022 reporting year, TDCV reached out to all of its 279 active domestic and overseas suppliers to submit a response to the CMRT Questionnaire, in line with the approach adopted for the previous reporting years. TDCV has not included those listed Suppliers from whom TDCV had no business or transaction for this fiscal year.

RCOI Results

The RCOI data for TDCV cannot at this stage be attributed to a specific product or product-category level. 100% of active suppliers queried responded to the CMRT Questionnaire. Of the responding suppliers:

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197 responded that they do not supply components containing any 3TG Minerals. TDCV intends to conduct further verification to determine conclusively the presence or absence of 3TG Minerals in the materials supplied by these suppliers.

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68 responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals.

Of the 68 suppliers who responded that their components include one or more 3TG Minerals, TDCV also noted, based on its inquiries, that:

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27 suppliers acknowledged that certain of their smelters source 3TG Minerals from the Covered Countries. With respect to these 27 suppliers, TDCV has planned to conduct an awareness program and formal sessions with the suppliers to find an alternative way of sourcing these materials from conflict free zones.

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28 suppliers indicated that the smelters in their supply chains did not source 3TG Minerals from the Covered Countries.

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31 suppliers noted that they have identified all smelters in their supply chain supplying 3TG Minerals. 37 suppliers had not identified all smelters in their supply chain. TDCV intends to conduct further verification to determine whether the ultimate sources of 3TG Minerals are conflict free.

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48 suppliers acknowledged that they have adopted a policy governing procurement and use of 3TG Minerals in their operations and 48 suppliers acknowledged that they participate in conflict free sourcing programs.

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20 suppliers had not adopted a policy governing procurement and use of 3TG Minerals in their operations.

4. TMPVL RCOI process

The operations department of TMPVL Purchasing & Supply Chain division was designated with the responsibility of communicating with TMPVL suppliers. For the 2022 reporting year, TMPVL has distributed the CMRT Questionnaire to all its 350 suppliers (representing 100% of annual purchase value). For the 2022 reporting year, TMPVL worked to expand its supplier outreach by targeting additional critical suppliers in order to fulfill its commitment toward the CMCP.

TMPVL deployed a web-based survey tool for the purpose of collecting responses for the RCOI process using the CMRT Questionnaire, which allows for year-over-year aggregation analysis. In addition to directly contacting its supplier base, TMPVL has implemented the process of identifying components within its products that are likely to contain 3TG Minerals and the corresponding suppliers supplying those components. Through this process, TMPVL identified 157 potential suppliers of materials and components containing 3TG Minerals.

This list of 157 suppliers was compared to the responses of 342 suppliers received through the CMRT Questionnaire for the 2022 reporting year, which analysis identified discrepancies between the responses from 7 suppliers and TMPVL’s internal data. In order to conduct further verification of the data, further queries were made of these potential 3TG Mineral Suppliers to conclusively determine whether they supply components containing 3TG Minerals and if such 3TG Minerals are sourced from conflict areas. As of the date of this CMR, TMPVL verified the accuracy of the responses of 96 suppliers who acknowledged that they supply components containing 3TG Minerals, however, as described below, these responses do not in all cases provide sufficient clarity to trace the precise source and chain of custody of the 3TG Minerals.

RCOI Results

The RCOI data for TMPVL cannot at this stage be attributed to a specific product or product-category level. The process of collecting and analyzing RCOI data is ongoing, and TMPVL intends to pursue and refine this process going forward, with an increased focus on suppliers identified by TMPVL as being likely suppliers of components containing 3TG Minerals. Of the 350 suppliers with 100% annual purchase value queried by TMPVL , approximately 98% responded to the CMRT Questionnaire. Of the suppliers that have been queried, as of the date of this CMR:

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246 suppliers have responded that they do not supply components containing any 3TG Minerals; TMPVL is in the process of conducting further verification and analysis of the responses.

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96 suppliers have responded that their components include one or more 3TG Minerals. However, their responses to the CMRT Questionnaire do not in all cases provide sufficient detail to trace the precise source and chain of custody of the 3TG Minerals. TMPVL is engaging in further verification of these responses and strategizing on further inquiries in order to obtain further information regarding the underlying supply chain.

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8 responses from suppliers remain pending.

Though TMPVL has witnessed gradual progress in responsiveness of its suppliers there are still several of its suppliers who have as yet been unable or unwilling to respond. In order to address this, TMPVL intends to specifically focus more on supplier awareness by preparing training modules and other informatory modules apprising them of the importance of this program and persuading them to participate by making complete disclosures. Apart from this, TMPVL also plans to organize supplier meets, thus providing them a forum to address their views and concerns.

65 of the potential suppliers who supply 3TG Minerals have confirmed that they maintain a conflict minerals policy which is also available on their websites. They are actively engaging their supply chain to collect smelter information their feedback indicates to TMPVL that they have better visibility than in the previous reporting year. 160 of the suppliers have also stated taking corrective action based on their supplier responses and due diligence. 96 suppliers have shared in their RCOI response that 238 smelters which are reported by their suppliers are certified by RMI.

While the RCOI and supply chain due diligence process is ongoing, as of the date of this CMR, none of TMPVL suppliers have indicated that 3TG Minerals originating from any Covered Country have definitively been included in the components supplied to TMPVL.

Section 5: Evaluation Process

TML’s , JLR’s,TDCV’s and TMPVL’s evaluation teams reviewed a total of 1694 (for TML) RCOI responses (795, 292, 265 and 342 for TML, JLR, TDCV and TMPVL respectively) they received in connection with the preparation of this CMR. TML conducted further verification with respect to 587 responses from potential 3TG Mineral suppliers (131, 292, 68, and 96 for TML, JLR, TDCV, TMPVL respectively).

As of the date of this CMR, evaluation teams at TML, JLR, TDCV and TMPVL are engaging with suppliers who have not responded to the CMRT Questionnaire, or whose responses are otherwise insufficient for TML to determine the origin and chain of custody of the 3TG Minerals.

Section 6: Due Diligence Results

TML has a very complex supply chain with several tiers, and since it is a downstream supplier of finished products, it is several tiers away from mines, smelters and refineries. Due to such a position in the supply chain, TML needs to rely on the responses from and actions of its direct suppliers as to the sourcing of 3TG Minerals. For the reporting year 2022, the responses received by TML through the RCOI and the subsequent diligence have not provided adequate clarity as to the precise source or country of origin of all of the 3TG Minerals used in TML’s products. As a result, TML is unable to disclose specific information regarding the facilities and country of origin pertaining to the 3TG Minerals used in the manufacture of its products.

Nevertheless, TML continues to engage in extensive liaising with its direct suppliers to acquire more specific information regarding the smelters, miners and refineries and to fulfill its commitment to the CMCP. TML intends to determine and disclose the relevant specific information once more accurate and complete data is available from its suppliers. For the above purpose, TML intends to continue to extend efforts towards developing and implementing its CMCP and working with suppliers in examining their supply chains for purposes of tracing the country of origin and chain of custody of the 3TG Minerals used in the manufacturing or production of its products.

Section 7: The Road Ahead

TML is gradually taking steps forward to establish a responsible supply chain. To ensure accountability, TML already has strong company management systems in place to identify and assess risks in the supply chain. For the next reporting year, TML has planned to engage with senior management to enhance contribution of efforts and resources towards the existing CMCP. Further, TML intends to provide training and support materials and communications to educate and address the concerns of its suppliers, internal team members and its subsidiaries on the conflict minerals sourcing and disclosure requirements. In addition, TML intends to improve its tools, templates and processes for additional supply chain due diligence and analysis of the results of such due diligence.

Apart from this structured engagement and based on its previous and current assessments, TML has identified certain risks and plans to design and implement appropriate strategies in an effort to mitigate risks in its supply chain. To ensure such risk mitigation, TML is continually communicating and following up with direct suppliers, who have not submitted their responses or submitted insufficient declarations, through online portals, vendor council meetings and direct communications by TML’s senior procurement executives. TML is simultaneously verifying the collected data and responses and seeks to address any discrepancies in the declarations submitted.

As it is evident from the survey undertaken that some suppliers do not have any 3TG Mineral sourcing policy or due diligence measures in place, TML is making efforts to encourage and assist such suppliers to develop their own conflict minerals supply chain policy and to participate in conflict free sourcing programs. TML finds it necessary to establish the environment that enables implementation of survey and due diligence through gathering information on smelters.

Further, with respect to those suppliers supplying components containing 3TG Minerals sourced from Covered Countries, TML is engaged in persuading these suppliers to audit its supply chain so as to ensure accurate reporting and simultaneously encouraging the supplier to source the 3TG Minerals from authorized or conflict free zones.

Section 8: Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance, the requirement for issuers to obtain an independent audit of its conflict minerals disclosures for reporting year 2022 is postponed pending further action from the Securities and Exchange Commission or its staff, unless the issuer voluntarily claims DRC conflict free status.

For the reporting year 2022, TML’s engagement through the RCOI process and detailed communication with its suppliers have not provided adequate information to determine the source or country of origin of 3TG Minerals used in its products. Thus, TML is unable to determine the conflict free status of any of its products as of the date of this CMR, and thus, in accordance with guidance from the Securities and Exchange Commission, it has not obtained an independent audit of its disclosures in this CMR for 2022.

Additional information on this CMR can be obtained by contacting TML at: conflictminerals@tatamotors.com.

Section 9: Conclusion

For the reporting year 2022, TML focused on targeting all its supply chain and acquiring more specific information from these suppliers to enable TML to meet the requirements of its Conflict Minerals Compliance Program. TML communicated with 100% of its suppliers (retained as in 2021) and received responses from 99% of these suppliers. TML is in the process of addressing the discrepancies found with regard to 123 supplier’s response by way of seeking more specific and detailed information about their supply chain, which though not complete and adequate at this time, is crucial to eventually determine the country of origin and chain of custody of the 3TG Minerals. TML believes that the combined efforts of TML, JLR, TDCV, TMPVL and TPEML have improved the visibility of the use of 3TG Minerals in TML’s supply chain.

TML has joined hands with industry players for sharing and collaborating efforts and information across the global supply chain through its participation in the RMI. TML intends to continue to make efforts to bring more visibility and accountability in the complete mineral supply chain for responsible sourcing.

Through our leadership efforts as well as our due diligence programs, we have increased transparency within our supply chain. However, due to our position in the supply chain, we are unable to identify with certainty all of the specific facilities used by our suppliers to process the 3TG Minerals supplied for use in our products or whether such 3TG Minerals are from recycled or scrap sources.

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